Exhibit 99.2

VERSUS SYSTEMS INC.

(The “Company”)

COMPENSATION COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, procedures, organization, responsibilities, duties, powers and authority of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company.

1.	Purpose

The purpose of the Committee is to advise the Board with respect to compensation of the Company’s senior officers and directors, to provide general oversight of its compensation structure, including its stock option plan and other equity - based compensation plans and benefits programs, and to perform the additional specific duties and responsibilities set out herein.

2.	Composition, Procedures and Organization

(a)	The Committee shall consist of at least three members of the Board, a majority of whom shall be “independent” as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and under the policies of the stock exchanges on which the Company’s shares are listed for trading.

(b)	The Board, at its organizational meeting held in conjunction with each annual general meeting of the Company’s shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(c)	Unless the Board has appointed a chair (“Chair”) of the Committee, the members of the Committee shall elect a chair from among their number. The job description of the chair is attached as Exhibit 1 hereto.

(d)	The Committee may designate the Corporate Secretary or one of its members or another employee of the company to act as secretary at Committee meetings.

(e)	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

(f)	The Committee will report regularly to the full Board with respect to its activities. All recommendations of the Committee with respect to the awarding of compensation will be submitted to the full Board for approval before implementation.

(g)	The Committee shall have access to such officers and employees of the Company, its external auditors and legal counsel, and to such information respecting the Company, and may engage separate independent counsel and advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities; provided that the expenses incurred in connection therewith may not exceed $25,000 without the prior approval of the Board.

3.	Meetings

The Committee shall meet not less than annually and otherwise as necessary or as directed by the Board. Any member of the Committee may call a meeting of the Committee.

4.	Duties and Responsibilities

The Committee will have the following duties and responsibilities:

(a) Human Resources and Compensation Strategies. The Committee will oversee and evaluate the Company’s overall human resources and compensation structure, policies and programs, with the objective of ensuring that these establish appropriate incentives and leadership development for management and other employees.

(b) Executive Compensation. The Committee will review and approve corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer (the "President and CEO") and the Company’s other executive officers, evaluate the performance of the President and the CEO and oversee the President and CEO’s evaluation of the performance of the other executive officers in light of those goals and objectives and make recommendations to the Board in respect of their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation.

(c) Employment Agreements. The Committee will review and approve all employment related agreements, services agreements and severance arrangements for the President and CEO and other executive officers, including, without limitation, change-of-control agreements.

(d) External Reporting of Compensation Matters. The Committee will prepare an annual report on executive officer compensation for publication in the Company’s proxy circulars, as required by the securities regulatory authorities having jurisdiction over the Company. The Chairperson of the Committee will make him or herself available for questions from shareholders of the Company at the Company's Annual General Meeting.

(e) Stock Option and Incentive Compensation Plans. The Committee will supervise and administer the Company’s stock option plan and any other equity-based compensation programs, and make recommendations to the Board with respect to equity-based plans and incentive compensation plans, as appropriate, including the amendment, modification and termination of such plans. The Committee will review all proposals to grant stock options to officers, directors, employees and consultants of the Company and make recommendations to the Board with respect to implementation of these proposals.

(f) Employee Benefit Plans. The Committee will monitor the effectiveness of benefit plan offerings, in particular benefit plan offerings pertaining to executive officers, and will review and recommend to the Board for approval any new employee benefit plan or change to an existing plan that creates a material financial commitment by the Company.

(g) Leadership Development and Succession Planning. The Committee will review the leadership development and succession planning processes for senior management positions and ensure that appropriate compensation, incentive and other programs are in place in order to promote appropriate leadership development.

(h) Director Compensation. The Committee will annually review the compensation of directors for service on the Board and its committees and recommend to the Board the annual Board member compensation package, including retainer, committee member and Chair retainers, Board and committee meeting attendance fees and any other form of director compensation, such as stock option grants or stock awards.

(i) Annual Evaluation. The Committee will annually evaluate the performance of the Committee and the adequacy of the Committee's charter and recommend any proposed changes, to the Corporate Governance and Nominating Committee and, ultimately, to the Board.

(j) General. The Committee will perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee deems appropriate.

Approved by the Board on July 1, 2016.

Exhibit 1 to Compensation Committee Charter

VERSUS SYSTEMS INC.

Job Description – Compensation Committee Chair

The responsibilities of the Committee chair include, among other things:

(a)	managing the affairs of the Committee and monitoring its effectiveness;

(b)	managing the meetings of the Committee by ensuring meaningful agendas are prepared and guiding deliberations of the Committee so that appropriate decisions and recommendations are made; and

(c)	setting up agendas for meetings of the Committee and ensuring that all matters delegated to the Committee by the board are being dealt with at the Committee level during the course of the year.

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